SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          For the Month of Febuary 2003
                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

                  Form 20-F |X|             Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                               Yes |_|   No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has announced that the 2002 dividend in the gross amount of 0.10 euro per share approved at the Annual General Meeting of Shareholders held on February 24, 2003 will be paid on March 14, 2003 to the holders of the Bank's shares at the record date of March 13, 2003.


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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By: Antonio Rodrigues
                                            ---------------------
                                            Antonio Rodrigues
                                            Member of the Board of Directors


                                        By: Luis Gomes
                                            ---------------------
                                            Luis Gomes
                                            General Manager


Date: February 28, 2003


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

                                                                         Annex 1

For immediate                           release February 27, 2003

                              PAYMENT OF DIVIDENDS

YEAR 2002

(Lisbon, February 27, 2003) - Banco Comercial Portugues, S.A. (BCP; NYSE: BPC;
LSE: BCG) has announced that the 2002 dividend in the gross amount of 0.10 euro per share approved at the Annual General Meeting of Shareholders held on February 24, 2003 will be paid on March 14, 2003 to the holders of BCP shares at the record date of March 13, 2003.

                                  Residents          Non-Residents
--------------------------------------------------------------------------------
Gross Dividend                 (euro) 0.10          (euro) 0.10
Income tax                     (euro) 0.015         (euro) 0.025
Gift and Inheritance tax       (euro) 0.005         (euro) 0.005
Net Dividend                   (euro) 0.08          (euro) 0.07
--------------------------------------------------------------------------------

BCP shares will be traded cum rights in the Stock Exchange until March 10, 2003, inclusive, and will start trading ex-dividend from March 11, 2003.

- End of announcement -


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